UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: October 2024

Commission File Number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 838 - 1100 Melville Street, Vancouver BC, V6E 4A6, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam
Date: October 9, 2024	Frank Hallam
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa" dated October 9, 2024, and with an effective date of August 31, 2024

99.2	Canadian Consent of Charles Muller

99.3	Canadian Consent of Michael Murphy

99.4	Canadian Consent of Gordon Cunningham

99.5	Canadian Certificate of Charles Muller

99.6	Canadian Certificate of Michael Murphy

99.7	Canadian Certificate of Gordon Cunningham

99.8	News Release dated October 9, 2024